Exhibit 99.1

NEWS RELEASE NASDAQ: ELBM TSX.V: ELBM

Electra Updates ATM Program

TORONTO, ON – (May 17, 2022) - Electra Battery Materials Corporation (NASDAQ:ELBM; TSX-V:ELBM) (“Electra”) announces that it has updated its at-the-market equity program (the "ATM Program") to issue up to C$20,000,000 (or its equivalent in U.S. currency) of common shares (“Common Shares”) in the United States and Canada from time to time, at Electra’s discretion. The update is to permit sales of Common Shares under the ATM Program into the United States following Electra’s listing on the Nasdaq Capital Market ("Nasdaq") on April 27, 2022.

Sales of Common Shares, if any, under the ATM Program in the United States and Canada will be completed in accordance with the terms of an amended and restated equity distribution agreement (the "Distribution Agreement") dated May 17, 2022 among Electra, CIBC World Markets Inc. (the “Canadian Agent”) and CIBC World Markets Corp. (the “U.S. Agent”, and together with the Canadian Agent, the “Agents”).

Sales of Common Shares through the Agents, acting as agents, will be made through "at the market" issuances on Nasdaq, the TSX Venture Exchange ("TSX-V") or any other trading markets for Common Shares in the United States and Canada at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. The U.S. Agent is not registered as a dealer in any Canadian jurisdiction and, accordingly, the U.S. Agent will only sell Common Shares on marketplaces in the United States and is not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any Common Shares in Canada. The Canadian Agent may only sell Common Shares on marketplaces in Canada.

The volume and timing of distributions under the ATM Program, if any, will be determined in Electra's sole discretion. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and December 26, 2022, unless terminated prior to such date by Electra or the Agents. Electra intends to use the net proceeds from sales of Common Shares under the ATM Program, if any, for growth initiatives relating to its battery materials complex, for Iron Creek exploration activities and for general corporate purposes.

The offering under the ATM Program is being made pursuant to an amended and restated prospectus supplement dated May 17, 2022 (the "U.S. Prospectus Supplement") to Electra’s U.S. base prospectus (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") filed with the United States Securities and Exchange Commission (the "SEC") on May 16, 2022, and pursuant to an amended and restated prospectus supplement dated May 17, 2022 (the "Prospectus Supplement") to Electra's Canadian short form base shelf prospectus dated November 26, 2020, as amended pursuant to amendement no. 1 dated November 30, 2021 (the "Base Shelf Prospectus" and together with the Prospectus Supplement, the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement, the "Offering Documents"). Before you invest, you should read the Offering Documents and other documents that Electra has filed for more complete information about Electra, the Distribution Agreement and the ATM Program. The U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available on EDGAR at the SEC's website at www.sec.gov, and the Prospectus Supplement and the Base Shelf Prospectus are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, the Canadian Agent will send copies of the Offering Documents to Canadian investors upon request by contacting the Canadian Agent at 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 1-416-956-6378 or by email at Mailbox.CanadianProspectus@cibc.com and the U.S. Agent will send copies of the Offering Documents to United States investors upon request by contacting the U.S. Agent at 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 1-416-956-6378 or by email at Mailbox.USProspectus@cibc.com.

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Listing of Common Shares sold pursuant to the ATM Program on Nasdaq and TSX-V will be subject to fulfilling all applicable listing requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

About Electra Battery Materials

Electra’s core strategy is to produce low carbon, ethically sourced battery materials for the North American electric vehicle supply chain. Electra is specifically focused on creating the first integrated battery materials park in North America, providing refined cobalt, nickel and recycled battery materials to North American battery precursor manufacturers. Electra also owns the advanced exploration-stage Iron Creek cobalt-copper project in Idaho, USA.

On behalf of Electra Battery Materials

Trent Mell
Chief Executive Officer

For more information contact:

Investor Relations
Sabrina Gunness

info@ElectraBMC.com
+1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Forward looking statements in this press release herein may include, but are not limited to, information concerning the expected sale of Common Shares under the ATM Program, the price, volume and timing of the sale and distribution of Common Shares under the ATM Program, the anticipated use of proceeds of any offering under the ATM Program and statements regarding the anticipated benefits and impacts of the ATM Program. Forward-looking statements are based on Electra’s current beliefs and assumptions as to the outcome and timing of future events, including, but not limited to, that Electra makes sales of Common Shares under the ATM Program, that the proceeds of any offering conducted under the ATM Program will be deployed as anticipated and the anticipated benefits and impacts of the ATM Program being realized. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: the ability of Electra to successfully close a financing, including the completion of any sales under the ATM Program, the price, volume and timing of sale of Common Shares under the ATM Program not being determinable at this time, the anticipated use of proceeds from any offering made under the Offering Documents and any offerings to be conducted thereunder including the ATM Program, the benefits and impacts of the ATM Program not being as anticipated, the risks and uncertainties relating to exploration and development, the ability of Electra to obtain additional financing, the need to comply with environmental and governmental regulations, fluctuations in the prices of commodities, operating hazards and risks, competition and other risks and uncertainties and other such factors as are set forth in the Offering Documents, as well as the other risks described under the headings “Financial Risk Factors” and “Business Risks and Uncertainties” in Electra’s MD&A for the year ended December 31, 2021 and under the heading “Risk Factors” in Electra’s Annual Information Form for the year ended December 31, 2021. Although Electra believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this press release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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